

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

December 23, 2008

Michael R. Burwell
Redwood Mortgage Investors IX, LLC
900 Veterans Blvd., Ste. 500
Redwood City, CA 94063

> **Re:** **Redwood Mortgage Investors IX, LLC**
> **Registration Statement on Form S-11**
> **File No. 333-155428**
> **Filed November 18, 2008**

Dear Mr. Burwell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

2. We note that you may conduct the unit redemption program during the offering period of the units being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to

your unit redemption program. We urge you to consider all the elements of your unit redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your unit redemption program. We urge you to consider all the elements of your unit redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

Prospectus Cover Page

4.   Please revise to limit the disclosure here to one page as requested by Item 501(b) of Regulation S-K. Consider limiting the cover page risk factors to focus on the most significant risks.

5.   We note that you are not disclosing the selling commissions. It appears that you are not disclosing these commissions because they will be paid from a "formation loan" that you will provide to Redwood Mortgage Corp. (RMC). It is not clear how providing an unsecured, non-interest bearing, and non-guaranteed loan to RMC to cover the selling commission relieves you of your disclosure obligation of such selling commissions here and later in the document. Please explain.

Special Note Regarding Forward-Looking Statements, page 4

6.   We note the reference to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. It does not appear that you are eligible to rely upon the safe harbor for forward looking statements because this is your initial public offering. Please revise to remove the references here and later in the document, such as your risk factors section.

Summary of the Offering, page 5

7.   On page 5, please revise to identify your sponsor.

8.   We note from your operating document that you will operate until 2028. It is not
        clear from your disclosure in this section if you have any intentions on ceasing
        operations at an earlier date. Please revise to briefly discuss the finite life aspect
        of your company and discuss your liquidity event intentions. Please also include
        a risk factor that specifically addresses this lack of liquidity and include this risk
        factor on the cover page and in the summary and risk factors sections.

The Managers, page 5

9.   Please revise to briefly explain the purpose of the two managers. Do they have
        separate roles in your operations?

Estimated Use of Proceeds, page 6

10.   We note your disclosure on pages 6 and 7 incorporating the selling commissions
        into the amount available for investment as 96.4% of the offering proceeds.
        Considering you will not have full use of the selling commissions until 10 years
        after the offering closes, it does not appear appropriate to include the selling
        commissions as part of the company's proceeds in the body of this section and the
        table. Please revise to base your calculations on the selling commissions being
        paid with your offering proceeds. You may clarify in a footnote that 10 years
        after the offering, you will receive repayment of those selling commissions.

Compensation to our Managers and their Affiliates, page 8

11.   Please provide a summary of the compensation in a tabular format that is similar
        to disclosure later in the document.

Distributions, page 10

12.   We note that you intend on making monthly distributions of income. Please
        revise to clarify if this means that you will only make distributions up to the
        amount of your earned income. Also, please revise to briefly clarify here if
        distributions are limited to cash flows from operations.

Unit Redemption Program, page 10

13.   We note the reference to the capital account balance in your unit redemption
        program on page 10. Please revise to explain the capital accounts before referring
        to them here.

14.   Please revise to discuss the limitation of 5% on the redemption program disclosed
        on page 85.

15.   Please explain how you will determine the units to be redeemed if the aggregate redemptions requested exceed your allocated redemptions for a specific quarter.

16.   Because you use the "penalty payments" to reduce the loan to be owed by your manager, please revise to clarify how the payments are determined.

Risk Factors, page 12

17.   As a general matter, risk factor subheading should briefly highlight the risk and disclose the harm that would occur should the noted risk materialize. As currently written, your subheadings do not highlight the harm that would occur should the risk materialize. Please revise your subheadings accordingly.

18.   Please revise to include a risk factor to clarify that your sponsor or its affiliates may purchase units which count towards the achievement of reaching the minimum level of this offering.

We must rely on appraisals …, page 14

19.   We note the disclosure that you will not rely upon the creditworthiness of the borrower. This appears to present a risk separate from the reliance on appraisals since a loan secured by a high value property could be subject to foreclosure risk with a borrower that is not credit worthy. Please revise to provide a separate risk factor that discusses the risk associated with your lack of emphasis on credit in making or acquiring loans.

Risks associated with junior encumbrances, page 14

20.   In order to place this risk into context, please revise the summary to clarify your 40 – 60% guideline in providing loans with other than first deeds of trust.

Risks associated with construction loans and rehabilitation loans, page 15

21.   It appears that the risks associated with construction and rehabilitation loans present two separate risks. Please revise to discuss the two in separate risk factors or advise.

Use of borrowed money may reduce our profitability …, page 18

22.   Please revise to clarify that based on your disclosed leverage policy of 50% of aggregate market value, your debt level could approximate 100% of net asset value, if true.

Equity or Cash Flow Participation …, page 19

23.   We note your disclosure that you may sometimes participate in the appreciation in value or in the cash flow from a secured property which could result in a claim that the loan was actually a joint venture with the borrower. Please discuss in greater detail this aspect of your business later in the document.

Net worth of our managers …, page 24

24.   It is not clear from the disclosure in this risk factor how this presents a material risk to you. Please elaborate and revise this risk factor so that investors can put the risk into context.

Our compliance with Rule 404 of the Sarbanes-Oxley Act …, page 25

25.   This risk factor affects public companies across industries and appears broad and generic. Please revise to clarify how this risk is specific to you.

Conflicts of interest risks, page 25

26.   Risk factors should each discuss a single risk. To the extent that the listed items represent material risks, they should be disclosed in separate risk factors. Also, it appears that several bullet points are already addressed by existing risk factors. Please revise this risk factor accordingly.

Terms of the Offering, page 29

27.   Please revise to identify the brokers-dealers that you will use to place your units or explain to us why you cannot provide such disclosure. Please refer to Item 508 of Regulation S-K.

28.   Please revise to identify the escrow account that will hold the funds until the minimum offering is achieved.

29.   Please revise to confirm, if true, that none of the broker-dealers participating in your offering will be affiliated with your sponsor or managers.

Investment of Subscriptions, page 29

30.   We note the disclosure that investments in your units do not confer member rights and benefits until you use such funds to make loans. Please revise to clarify how the units could be issued at a rate of less than $1 if an investor pays the offering price.

31.   Please revise to explain the rights and benefits of an investor after a purchase but before becoming a member.

32.   We note that investors will not become members until their specific funds are used towards a loan. Please revise to clarify if that means you will not use offering proceeds to fund your operations. If so, please discuss the source of funds to be used towards operating and overhead expenses.

Use of Proceeds, page 30

33.   We note that the second table takes into account your ability to use leverage. Please revise the table to include your maximum amount of possible leverage or explain how the disclosure in the table is reflective of your leverage policy.

Compensation of our Managers and Their Affiliates, page 33

34.   Please revise the amount payable column to reflect the minimum and maximum amounts payable. Also include an estimated amount based on your maximum leverage policy at both levels.

35.   We note there is no disclosure concerning compensation payable when you sell or purchase loans. Please revise to confirm that no compensation is payable when you sell or purchase loans.

Conflicts of Interest, page 37

36.   Please revise the first cited conflict to disclose the number of other entities your managers are involved with that have similar objectives to you so that investors can understand the magnitude of the conflict.

37.   We note in the second conflict that the loan brokerage commissions will be capped at 4% per annum of your assets. Please revise to explain how this limitation operates. We note that the commissions are charged when the loans are executed. Does that mean your managers can charge increasingly high brokerage commissions as your assets increase through the offering?

38.   In the situation where you have to sell property, please revise to clarify if your manager is able to receive a brokerage fee.

Prior Performance Summary, page 42

39.   Please revise the introductory narrative to provide the disclosure requested by Section 8.A.1 of Industry Guide 5. To the extent you determine that items requested with Section 8.A.1 are not applicable, please explain.

40.   We note the disclosure of the breakdown of the loans currently held by RVI VIII. Please revise to discuss the method of financing for these loans. Also, provide similar breakdowns for your other programs.

41.   Please explain to us how disclosure about annualized yields for distributing and reinvesting accounts is required by Guide 5. Please be aware that Section 8 of Industry Guide 5 requests that you do not include in the prospectus information about prior performance beyond that which is required by the guide except where such disclosure could be necessary to prevent required disclosure from being misleading.

42.   For your prior public programs, please provide the undertaking to investors requested by Section 8.A.3 of Industry Guide 5.

Selected Ownership of Certain Beneficial Owners and Management, page 49

43.   We note your disclosure here and elsewhere that no units have been sold. Please confirm that no units or interests in the limited liability company have been sold or issued to management.

Investment Objectives and Criteria, page 51

Loan to value ratio, page 52

44.   We note the disclosure on page 53 that you may make loans with higher loan to value ratios if the credit of the borrower is adequate. Considering the risks associated with this discretion by the manager, please revise to clarify what constitutes adequate credit.

Terms of loans, page 53

45.   We note the short periods associated with the loans you intend on providing. Please revise to clarify your intentions with regard to extensions or refinancing of these loans.

Equity interests in real property, page 53

46.   Please revise to discuss the typical terms of the loans that would provide you with the ability to participate in the appreciation of the property.

Loans to our managers and their affiliates, page 54

47.   Please revise your conflicts of interest disclosure to discuss the exceptions where you can sell loans to affiliated parties.

Purchase of loans from managers, affiliates and third parties, page 54

48.   Please revise your conflicts of interest disclosure to discuss the conflicts presented when you purchase a loan from an affiliate.

Credit evaluations, page 55

49.   Please revise your risk factors to include a risk factor to highlight the fact that you may provide loans to "borrowers who are in default under other of their obligations."

Borrowing, page 56

50.   Please revise to clarify how your leverage policy may be amended.

Description of Units, page 79

51.   Please revise to discuss here the capital accounts referenced when discussing your unit redemption program.

Summary of Limited Liability Company Operating Agreement, page 80

52.   Please revise to include disclosure in this section about reimbursements and operating expenses based on Sections 11.20 – 11.23 of your operating agreement.

Term of the Company, page 82

53.   We note that you will dissolve and terminate with the affirmative vote or consent of the majority of member interests. Please revise to clarify the circumstances where such vote or consent would be solicited.

54.   Please revise to clarify if the company's existence could be extended beyond October 8, 2028.

Amendment, page 83

55.   We note the disclosure in the penultimate sentence of the first paragraph that states that modifications to the compensation or distributions to your managers require the "consent of the managers." It appears that you meant to state that the consent of members is required. Please revise or advise.

56.   You disclose that your managers may amend the operating agreement without the vote or consent "when an additional member is admitted." Please clarify if this means that during the offering process, your managers may amend the operating agreement for any reason.

57.   We note the bulleted item in regards to a change in the time of dissolution without the vote or consent of any of the members. In Article 10 of the limited liability operating agreement, it appears that a vote or consent is required in order to change the dissolution time. Please reconcile your disclosure or advise.

Form S-11

Financial Statements of Redwood Mortgage Investors IX, LLC

1. Organizational and General

Syndication Costs, page 100

58.   We note your disclosure that no offering costs have been incurred as of November 10, 2008. If any material offering costs have been incurred subsequent to the balance sheet date, please disclose such amounts as a subsequent event in an amended filing. Additionally, we note that you have disclosed an estimated amount payable for organizational and offering costs of $500,000 on page 34 of your filing and such amount appears to be inconsistent with the $6,750,000 of organizational and offering costs which you have disclosed on pages 30 and 210. Please advise.

Financial Statements of Redwood Mortgage Corp.

General

59.   In an amended filing, please provide an audited balance sheet and related footnotes for Redwood Mortgage Corp. as of September 30, 2008. Please include a subsequent event disclosure which describes the formation of Redwood Mortgage Investors IX, LLC and other relevant information, as appropriate.

Report of Independent Registered Accounting Firm, page 106

60.   In future filings, please ensure that your accountant's report indicates the city and state of issuance as required by Rule 2-02 of Regulation S-X.

Financial Statements of Gymno Corporation

General

61.   Please provide an updated unaudited interim financial statement and related
       footnotes for Gymno Corporation. Please include a subsequent event disclosure
       which describes the formation of Redwood Mortgage Investors IX, LLC and other
       relevant information, as appropriate.

Prior Performance Tables, page 133

Table I, page 135

62.   Because selling commissions were not available for investment when the offering
       closed, they should be included in the appropriate row in the table. Please revise.

Table III, page 138

63.   Please explain to us the reasons for disclosing the distributions on a compounded
       and received basis and how this provides investors with material information.

64.   Please revise this table to provide the information in the format requested by
       Industry Guide 5 or explain to us your deviations from the listed items and the
       order of presentation.

Table IV, page 140

65.   In the row requesting disclosure of the number of properties purchased, please
       revise to disclose the number of loans financed or purchased.

Undertakings, page 212

66.   Please explain to us why the undertakings required by Section 20.D of Industry
       Guide 5 are not applicable. Also, please provide the applicable undertakings
       required by Item 512(a)(5) of Regulation S-K.

Exhibit

67.   Please file the legal and tax opinions with your next amendment or provide draft
       opinions for us to review. We must review the opinions before we declare the
       registration statement effective and we may have comments.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   Any questions regarding the accounting comments may be directed to Howard Efron at (202) 551-3439 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

            Sincerely,

            Thomas Kluck
            Branch Chief

cc: Stephen J. Shrader, Esq.
   Fax: (415) 576-3099